April 19, 2007
VIA EDGAR

David R. Humphrey, Accounting Branch Chief
Division of Corporate Finance
U.S. Securities Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:  American Airlines, Inc.
     Form 10-K filed for the year ended December 31, 2006
     Filed February 22, 2006
     File No. 001-02691

Dear Mr. Humphrey:

This letter sets forth AMR Corporation's (AMR or the Company) responses with respect to the staff's comment letter dated March 21, 2007 on AMR's Form 10-K for the year ended December 31, 2006. The numbered responses in this letter correspond to the numbered paragraphs from the comment letter. Both the staff's comments and AMR's responses have been included.

Management's Discussion and Analysis

Liquidity and Capital Resources

  1. We note from your discussion in Note 9-Share Based Compensation that you recently changed the settlement terms of your Performance Share Awards to be settled in either cash or stock, as opposed to settlement in cash only, and as such you have reclassified such awards from liabilities to equity. However, it appears there is no disclosure in Management's Discussion and Analysis regarding the business purpose for this change. As Management's Discussion and Analysis is intended to provide explanations for events and circumstances through management's eyes, please revise your disclosure in future filings to include a discussion of the business purpose for this change in settlement terms.
     Please include a copy of your intended disclosure with your response.

Response: In order to describe the business purpose for this change, the Company proposes adding the following paragraph to our Management Discussion and Analysis in our first quarter 2007 Form 10-Q.

"As described in the footnotes to the financial statements, during 2006 and January 2007, the AMR Board of Directors approved the amendment and restatement of all of the outstanding performance share plans, the related performance share agreements and deferred share agreements that required settlement in cash. The plans were amended to permit settlement in cash and/or stock; however, the amendments did not impact the fair value of the awards under the plans.
 These changes were made in connection with a grievance filed by the Company's three labor unions which asserted that a cash settlement may be contrary to a component of the Company's 2003 Annual Incentive Program agreement with the unions regarding management incentive programs."



Note 7 - Financial Instruments and Risk Management

Fuel Price Risk Management

  2. We note from your disclosure here as well as in Management's Discussion and Analysis that you recognized a loss of $102 million in Miscellaneous-net for changes in market value of hedges that did not qualify for hedge accounting during certain periods in 2006. We also note your disclosure on page 65 that indicates the ineffective portion of fuel hedging arrangements is immediately recognized as a component of Aircraft Fuel Expense. Please explain to us and consider clarifying your disclosure in future filings to indicate why you have included this $102 million loss as a non-operating item instead of a component of fuel expenses.

Response: The Company's accounting policy is to classify the change in market value of derivative instruments that no longer represent hedges for accounting purposes as a component of other income(expense). This policy was determined upon adoption and has been applied consistently.

In Footnote 7 to our Form 10-K we describe this accounting policy. The ineffective portion of derivative contracts classified as fuel hedges is immediately recognized as a component of Aircraft Fuel Expense. Alternatively, the $102 million charge represented the decline in market value of derivative instruments no longer classified as fuel hedges based on the regression models utilized, and therefore was classified as a component of Other Income.

We will revise future filings to ensure it is clear that the mark to market adjustment for financial instruments not accounted for as hedges is recorded as a component of other income.



AMR acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the staff may have.


                           Very truly yours,


                           /s/ Thomas W. Horton
                           Thomas W. Horton
                           Executive Vice President and
                           Chief Financial Officer